SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

AENA ALICANTE LOSES 236,000 PASSENGERS IN 5 MONTHS FOLLOWING AIRBRIDGES DISPUTE WITH RYANAIR

Ryanair, Spain's favourite airline, today (24 Apr) released details of AENA Alicante's record traffic losses from November 2011 to March 2012, covering the first 5 month period since Ryanair cut its flights and schedules at Alicante in response to AENA's imposition of unnecessary airbridge use, and increased Ryanair's charges at Alicante Airport.  These figures show that AENA Alicante has lost a record 236,000 passengers in the last 5 months (an avg of 47,000 per month) and while Ryanair accounts for 204,000 of this traffic loss, Alicante's other airlines have also cut their traffic by over 32,000 passengers.

AENA ALICANTE TRAFFIC LOSS NOV 2011-MAR 2012

	Last Yr	Current Yr	Traffic Loss
Nov	579,000	543,000	-36,000 (-6%)
Dec	479,000	465,000	-14,000 (-3%)
Jan	481,000	424,000	-57,000 (-12%)
Feb	523,000	456,000	-67,000 (-13%)
Mar	666,000	604,000	-62,000 (-9%)
5 mth tot	2,728,000	2,492,000	-236,000

Contrary to AENA Alicante's previous claims that "other airlines" would make up the loss of Ryanair traffic, AENA Alicante and its high charges are turning away not just Ryanair's low fare passengers, but also the traffic of other airlines.  Ryanair called again on AENA Alicante to reverse its decision to impose unnecessary airbridges on Ryanair and other airlines who don't want to use these them.  While AENA Alicante is losing routes, passengers and income, Ryanair continues to grow at other Spanish and EU airports, where there is no obligation to use airbridges, since there airbridges are not a safety item.

Ryanair's Stephen McNamara said:

"Ryanair predicted that AENA Alicante would lose traffic and jobs as a result of these unnecessary airbridges and airbridge fees, whereas AENA claimed that other airlines would make up for Ryanair's traffic loss.  What these figures show is that AENA has lost more than 200,000 Ryanair passengers in 5 months, but also a further 30,000 passengers from other airlines.

"This is another example of AENA mismanaging Alicante Airport.  Routes, passengers and jobs are being lost solely because AENA wants to impose unnecessary airbridge use and fees on low cost airlines at Alicante who don't wish to use them.

"It is not too late for Alicante to withdraw this airbridge policy and allow Ryanair to return to walk on/walk off boarding procedures which applied to all Ryanair flights at Alicante from 2007 until 2011.  If they don't, then AENA Alicante will continue to lose routes, traffic and jobs through their own mismanagement."

For further information please contact:

                                    Stephen McNamara                       Joe Carmody
                                    Ryanair Ltd                                     Edelman
                                    Tel: +353-1-8121212                   Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 April, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary